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[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sablaw.com

May 28, 2007

VIA EDGAR SUBMISSION

Vincent J. Di Stefano, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Fifth Street Finance Corp.
  Registration Statement on Form N-2 filed on May 28, 2007
  File No. 333-146743

Dear Mr. Di Stefano:

        On behalf of Fifth Street Finance Corp. (the "Fund"), set forth below are the Fund's responses to the comments provided orally by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Fund during a telephone conversation on May 22, 2008. The Staff's comments are set forth below in italics and are followed by the Fund's responses. References to the Fund's registration statement on Form N-2 contained herein are to Pre-Effective Amendment No. 3 to the Fund's registration statement on Form N-2, which has been filed with the SEC on the date hereof (the "Amendment").

        In addition to responding to the Staff's comments, the Amendment also reflects a number of updating and clarifying changes.

Prospectus

Risk Factors

  1.
  Please identify in the prospectus the entity that will assist the Fund's board of directors in determining the fair value of the Fund's investments and file a consent from such firm with the prospectus.

    The Fund has revised the disclosure in response to the Staff's comment and has filed a consent from the third party valuation firm with the Amendment.

  2.
  The Staff notes the reference to material weaknesses in your internal control over financial reporting in the risk factor entitled "Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting." Please clarify what steps, if any have been taken to address these material weaknesses.

    The Fund has revised the disclosure in response to the Staff's comment.

General

  3.
  Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

    The Fund acknowledges the Staff's comment.

*    *    *

        If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm
cc:
Mr. Leonard M. Tannenbaum/President and Chief Executive Officer
Harry S. Pangas, Esq.

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